Exhibit 99.1

Description of Governmental Regulations and Licensing

General

All of our gaming and racing operations are subject to extensive regulation under the laws and regulations of each of the jurisdictions in which we operate and could be subjected at any time to additional or more restrictive regulations. Gaming laws are generally designed to protect gaming consumers and the integrity of the gaming industry and to keep the industry free of inappropriate or criminal influences. Gaming laws are also designed to maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development, tourism, and participation of minorities in employment, contracting, and ownership. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness (“suitability”). In addition, gaming laws require gaming industry participants to:

•                  establish procedures designed to prevent cheating and fraudulent practices;

•                  establish and maintain responsible accounting practices and procedures;

•                  establish practices to promote diversity in hiring, contracting and ownership;

•                  maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•                  maintain systems for reliable record keeping;

•                  file periodic reports with gaming regulators;

•                  disclose substantive changes in the information or documentation provided with its license application; and

•                  establish programs to promote responsible gaming and inform patrons of the availability of help for problem gaming.

Typically, these requirements are set forth by statute and administered by a regulatory agency (which could be in the form of a lottery commission, gaming commission or gaming control board) who have broad discretion to regulate owners, managers, and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

•                  adopt rules and regulations under the implementing statutes;

•                  interpret and enforce gaming laws;

•                  impose disciplinary sanctions for violations, including fines and penalties;

•                  review the character and fitness of participants in gaming operations and make determinations regarding suitability and qualification for licensure;

•                  grant licenses for participation in gaming operations;

•                  collect and review reports and information submitted by participants in gaming operations;

•                  review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•                  establish and collect fees and taxes.

Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.

Licensing and Suitability

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our stockholders and holders of our debt securities, to obtain licenses or approvals (or seek waivers) from gaming authorities. In Pennsylvania, our stockholders and holders of our debt securities would be required to obtain licenses if the Pennsylvania Gaming Control Board has reason to believe a particular stockholder or holder of our debt security would not satisfy suitability criteria. Licenses typically require a determination that the applicant qualifies and is suitable to hold the license, a determination over which gaming authorities have very broad discretion. Criteria used in determining whether to grant a license to conduct gaming operations, while varying among jurisdictions, generally include consideration of factors such as:

•                  the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;

•                  the quality of the applicant’s casino facilities;

•                  the amount of revenue to be derived by the applicable state from the operation of the applicant’s casino;

•                  the applicant’s practices with respect to minority hiring and training; and

•                  the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual’s business experience and reputation for good character, honesty and integrity, and review the individual’s criminal history and credit, and the character of those with whom the individual associates. In addition to us and our subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a financial relationship to or material involvement with, any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualified or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position. If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, including Pennsylvania, Ohio and West Virginia’s certain of our stockholders or holders of our debt securities may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an “institutional investor” to apply for a waiver. An “institutional investor” is generally defined as a retirement fund administered by a public agency for the exclusive benefit of Federal, State or local public employees, investment company registered under the Investment Company Act of 1940 (15 U.S.C.A. §§ 80a-1—80a-64), collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, closed end investment trust, chartered or licensed life insurance company or property and casualty insurance company, banking and other chartered or licensed lending institution, investment advisor registered under the Investment Advisors Act of 1940 (15 U.S.C.A. §§ 80b-1—80b-21), and other persons registered in any foreign jurisdiction and regulated pursuant to a statute of any foreign jurisdiction substantially similar to either or both of the aforementioned statutes, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any stockholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of that person’s voting securities for cash at fair market value.

The gaming laws in some of the jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, supplies and services only from licensed suppliers.

Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. The failure to renew any of our licenses could have a material adverse effect on our gaming operations.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. The terms of our gaming licenses require us to self-report to gaming regulators of gaming laws and violations of certain other laws. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key people. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-Keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may, and in certain jurisdictions do, require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws. In West Virginia, Ohio and Pennsylvania, we are required to disclose any substantive change in information or documentation provided with our license application such as (1) any change in key personnel or the key person at its holding company or affiliates; (2) a change in type of business organization; (3) a change of more than five percentage points in capitalization or debt to equity ratio; (4) a change in debt holders; (5) a change in investors or stockholders; or (6) a change in source of funds.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. The issuance and sale of notes does not require approval by gaming authorities, but we must give notice to the relevant gaming authorities in Pennsylvania, Ohio and West Virginia. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction. The Pennsylvania Gaming Control Board may impose a re-licensing fee of up to $50 million in connection with a change in control. To date, however, as a matter of policy, the Pennsylvania Gaming Control Board has set the re-licensing fee in the event of a change of control at $2.5 million. The imposition of a change in control fee in West Virginia and Ohio has neither been tested nor is specifically addressed in the regulatory or statutory language.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties and cities in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

•                  a percentage of the gross gaming revenues received;

•                  the number of gaming devices and table games operated; and

•                  in the case of Pennsylvania and West Virginia, certain minimum annual amounts.

In West Virginia, slot gaming tax rates increase after gross slot gaming revenues exceed a threshold (in our case, approximately $160 million per year based on the state’s June 30 fiscal year). The effective tax rate on slot gaming revenues at Mountaineer for 2012 was approximately 55.6% (based on a rate of 55.4% of the first $160.0 million of revenue and 59.7% thereafter) and the effective tax rate on table game revenues at Mountaineer for 2012 was approximately 44.7% (based on a state rate of 35% and an annual $2.5 million license fee). The effective tax rate on slot gaming revenues at Presque Isle Downs for 2012 was approximately 60.6% (based on a state rate of 55% in addition to a minimum tax of the greater of 2%, included in the 55% rate, or $10.0 million for the host municipality). The effective tax rate on table game revenues at Presque Isle Downs was 16% for the first two years of operations (or through July 7, 2012) and 14% thereafter.  The 2012 effective tax rate on table game revenue at Presque Isle Downs was approximately 16.7%, which reflects the 2% decrease effective July 7, 2012 and includes administrative fees. The effective tax rate on slot gaming revenues at Scioto Downs for 2012 was 42.5% (based on a state rate of 33.5% in addition to 9% of VLT revenues set aside for the benefit of the Horsemen (“Horsemen fee”) per the terms of an escrow agreement with the Ohio State Racing Commission.  While we do not expect the Horsemen fee to be raised above the current 9% over the next twelve months, the Horsemen fee could be raised to as much as 11% by the state of Ohio. Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse effect on our gaming operations.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on the conduct of our gaming operations. In some states, we are required to give preference to local suppliers and include minority and women-owned businesses as well as in general business activity. Similarly, we may be required to give employment preference to minorities, women, and in-state residents in certain jurisdictions. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by their gaming authority.

In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

In Pennsylvania, as the holder of a Category 1 license, the current legislation requires Presque Isle Downs to create a fund to be used for the improvement and maintenance of the backside area of the racetrack. Generally, a Category 1 licensee must deposit into the fund $5 million over the initial five-year period of the license and an amount not less than $250,000 or more than $1 million annually for the five years thereafter. However, as a new racetrack, Presque Isle Downs is exempt from the $5 million requirement and will not be required to begin the $250,000 payments until 2017, absent a change in the current legislation. In September 2008, Pennsylvania implemented restrictions on smoking in casinos. Currently, 50% of Presque Isle Downs’ casino floor must be located in non-smoking sections. In addition, Presque Isle Downs fulfilled its agreement with the Pennsylvania Racing Commission by completing the construction of two new barns in 2012. The construction of additional barns may be required, although no such construction is required for 2013.

The Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of amounts represented by the borrowings of the Pennsylvania Gaming Control Board (the “PGCB”), the Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively “the borrowers”), which were required to fund the costs they incurred in connection with the initial development of the infrastructure to support gaming operations in Pennsylvania as well as the initial ongoing costs of the borrowers. The initial funding of these costs was provided from a loan from the Pennsylvania General Fund in the amount of approximately $36.1 million, and further funding was provided from additional loans from the Pennsylvania Property Tax Reserve Fund in the aggregate amount of approximately $63.8 million.

As more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Liquidity Matters” which is included elsewhere in this report, we have estimated that our proportionate share of the aggregate $63.8 million to be assessed to the gaming facilities will be approximately $4.0 million, or 6%, and will be paid quarterly over a ten-year period. For the $36.1 million that was borrowed from the General Fund, payment is still scheduled to begin after all fourteen licensees are operational. Although we cannot determine when payment will begin, we have considered a similar repayment model for the General Fund borrowings and estimated that our proportionate share of the aggregate $36.1 million to all fourteen gaming facilities will approximate $1.9 million, or 5%.

Racetracks

In West Virginia, Pennsylvania and Ohio our ability to conduct gaming operations is conditioned on the maintenance of racing licenses and agreements or certain arrangements with horsemen’s or labor groups. See “Risk Factors—Risks Related to Our Business—We depend on agreements with our horsemen and pari-mutuel clerks to operate our business” which is included elsewhere in this report.

Regulations governing our horse racing operations are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; with respect to Pennsylvania, approving the opening and operation of off-track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving all contracts entered into by a racing licensee affecting racing and pari-mutuel wagering operations.